Exhibit 1.01

GRAPHIC PACKAGING INTERNATIONAL, LLC

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2017

This Conflict Minerals Report is presented to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) and Form SD promulgated thereunder. The Rule implements reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In accordance with guidance provided by the Securities and Exchange Commission Division of Corporation Finance on April 29, 2014, this Conflict Minerals Report has not been audited by an independent private sector auditor.

Conflict minerals are defined as cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, and gold, as well as any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tin, tantalum and tungsten, together with gold, are referred to herein as 3TG. Graphic Packaging International, LLC (together with its subsidiaries, the “Company”) has determined that certain electronic components possibly made with 3TG are necessary to the functionality of certain of its packaging machinery products. In accordance with the Rule, therefore, the Company was required to undertake a reasonable country of origin inquiry (“RCOI”) to determine if the 3TG originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. Because the Company has been unable to definitively determine the country of origin of all of the 3TG used in its products, the Company is required to exercise due diligence on the 3TG’s source, file this Conflict Minerals Report that includes a description of the due diligence measures conducted and post this report to the Company’s website.

Company Overview

The Company is a leading provider of paperboard packaging solutions to food, beverage and other consumer products companies. The Company is the largest U.S. producer of folding cartons and holds leading market positions in coated unbleached kraft paperboard, coated-recycled paperboard, and solid bleached sulfate paperboard. In addition to providing paperboard packaging, the Company designs and manufactures specialized, proprietary packaging machines that package bottles and cans and, to a lesser extent, non-beverage consumer products. In 2017, approximately 1% of total net sales consisted of sales of or lease payments received for the Company’s packaging machinery.

RCOI and Due Diligence Process

Following the initial review of raw material inputs and processes conducted in 2013 and 2014, the Company determined that its paperboard packaging products do not contain 3TG. For the 2017 RCOI and due diligence process, members of our legal, environmental, internal audit and supply chain organizations met to discuss and implement the measures that the Company

Exhibit 1.01

would take as a part of its RCOI for the 3TG possibly used in electronic parts obtained from various suppliers for the Company’s packaging machinery products. The measures were intended to comply, in all material respects with the framework provided by The Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, an internationally-recognized due diligence framework. In its process, the Company relied upon its direct suppliers to provide information about the existence of 3TG in the components purchased by the Company, as well as the origin of the 3TG, if any, in such components. The Company does not directly source or use 3TG in any of its own manufacturing processes. Because many of the Company’s suppliers operate under existing multi-year contracts, the Company cannot unilaterally require suppliers to provide such information. As the Company enters into new contracts or renews existing contracts, the Company will attempt to include provisions requiring suppliers to provide information about existence of and source of 3TG in their products. The Company expects that it will take a number of years to ensure that all of its contracts contain provisions requiring its suppliers to provide information about the source of any 3TG in their products.

To determine whether the Company’s packaging machinery products contain 3TG, the Company identified 115 suppliers who provided material, parts and components specifically for incorporation into the Company’s packaging machinery during 2017. The Company then sent a letter requesting that each such supplier complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI) Conflict Minerals Reporting Template (the “Template”). The Template provides a standardized method for the Company to use in the collection of representations, statements and data from its suppliers relative to the presence, use, source and chain of custody of 3TG in materials, parts and components that are incorporated in the Company’s packaging machinery products for sale or lease to end-use customers. Along with the Template, the Company submitted the EICC-GeSI’s Smelter Reference List, which is a compilation of names and locations of known smelters and refiners.

Of the 115 suppliers that responded, 81 indicated that their products did not contain 3TG, and an additional 16 indicated that the 3TG in their products was not sourced from the Covered Countries or was from recycled or scrap sources. Sixteen of the suppliers indicated that their products contained 3TG, but could not certify that the source. Based on these responses, the Company was unable to determine definitively whether or not all materials, parts and components incorporated in the Company’s packaging machinery products during 2017 that contain or utilize 3TG in their manufacture were sourced outside the Covered Countries or are from recycled or scrap sources.

Due Diligence Results

Based on the due diligence process described above and undertaken by the Company, the Company was unable to determine definitively that its packaging machinery products produced in 2017 are free of Conflict Minerals.

Exhibit 1.01

Risk Mitigation and Due Diligence Improvement Program

In 2018, the Company intends to take the following steps to mitigate the risk that 3TG necessary to the functionality or production of its products benefit or finance armed groups in Covered Countries:

•	Continue to work with suppliers to obtain complete and accurate 3TG sourcing information;

•	Request information again from suppliers to our packaging machinery business by utilizing the EEIC-GeSI Conflict Minerals Reporting Template;

•	Include provisions requiring suppliers to provide information about existence of and source of 3TG in their products to the extent possible in new and renewed contracts.